RECEIVED

2007 JUL -2 P 12: 28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 27, 2007

Securities and Exchange Commission
Office of International Corporate Fi[redacted]
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

07024838

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption **(FILE NO. 82-34859)**

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Basic Agreement on Merger of Fullcast Factory and FREE WORK and Capital and Business Alliance Between Fullcast and FREE WORK Rescinded (Filed on June 22, 2007)
2. Conclusion of Merger Agreement (Filed on June 18, 2007)
3. Notice of the Monthly Sales for the Term Ending September 2007 (Filed on June 18, 2007)
4. Notice on Postponement of Shift to Holding Company Structure (Filed on June 11, 2007)
5. Purchasing Condition Report of Treasury Stock (Filed on June 8, 2007)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd., Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara
CFO, Executive Director

PROCESSED
JUL 05 2007
THOMSON FINANCIAL

SN-2007-6

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507(Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

June 22, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

Company name: FREE WORK Co., Ltd.
Representative: Masahiko Dorin
President and Representative Director
(Stock code: 2486; Stock listing: Hercules-S of the Osaka Securities Exchange)
Contact: Mitsuhiko Ito
Managing Director and Chief Administrative Officer
Telephone: +81-6-6377-0808

For Immediate Release:

Basic Agreement on Merger of Fullcast Factory and FREE WORK and Capital and Business Alliance Between Fullcast and FREE WORK Rescinded

Fullcast Co., Ltd. (hereinafter "Fullcast"), Fullcast Factory Co., Ltd. (hereinafter "FC Factory"), a subsidiary of Fullcast, and FREE WORK Co., Ltd. (hereinafter "FREE WORK") have been negotiating conditions for the merger of FREE WORK and FC Factory, scheduled to take place on October 1, 2007, and the details of a capital and business alliance between FREE WORK and Fullcast, under a basic agreement concluded on May 1, 2007 (hereinafter "the Basic Agreement"). However, the companies have now concluded that it will be difficult to reach a final agreement by the end of June, the deadline set out in the Basic Agreement for the conclusion of a merger agreement, because of differing opinions on the merger conditions. Consequently, the companies rescinded the Basic Agreement on June 22, 2007.

###

June 18, 2007

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

Company name: FREE WORK Co., Ltd.
Representative: Masahiko Dorin
President and Representative Director
(Stock code: 2486; Stock listing: Hercules-S of the Osaka Securities Exchange)
Contact: Mitsuhiko Ito
Managing Director and Chief Administrative Officer
Telephone: +81-6-6377-0808

For Immediate Release:

Conclusion of Merger Agreement

In the May 1, 2007 release entitled "Basic Agreement on the Merger of FREE WORK Co., Ltd. and Fullcast Factory Co., Ltd. and Capital and Business Alliances between FREE WORK Co., Ltd. and Fullcast Co., Ltd.," FREE Work Co., Ltd. and Fullcast Co., Ltd. stated that the merger agreement was scheduled to be concluded in late May. At present, however, both parties are continuing discussions regarding matters such as the terms and conditions of the merger.

Although the agreement will be concluded later than originally planned, all details subject to disclosure will be released as promptly as possible, as stated previously.

###

Company name: Fullcast Co., Ltd.
Chairman and Chief Executive Officer: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)
Contact: Yasushi Kamiguchi,
Managing Director and Chief Administrative Officer
Shingo Tsukahara,
Executive Officer and General Manager of Finance and Investor Relations
Telephone: +81-3-3780-9507

For Immediate Release:

Notice of the Monthly Sales for the Term Ending September 2007

We are pleased to announce the Group's performance on a monthly basis for the term ending September 2007.

Details

(Unit: Million yen)

	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sept.
■ Consolidated Sales												
Month	8,949	9,177	9,918	8,079	8,586	10,849	9,224	8,659				
Accumulative	8,949	18,125	28,043	36,122	44,708	55,557	64,780	73,439				
Year on Year (Accumulative)	136.8%	135.9%	136.5%	136.1%	134.1%	130.8%	130.1%	129.6%				
Rate of progress	7.8%	15.8%	24.5%	31.5%	39.0%	48.4%	56.5%	64.0%				

* The rate of progress is the progress made against the forecasted consolidated full-year sales for the term ending September 2007 published on May 1, 2007, namely 114,700 million yen, expressed as a percentage.

Summary

In the May monthly results, the Spot Business grew (with sales rising 13.6% from the same month of the previous year, to 4,441 million yen). The Office Business grew (with sales up 120.9%, to 1,001 million yen) and the Other Business grew (with sales up 134.9%, to 547 million yen), reflecting revenue attributable to M&A (*), which has been particularly noticeable.

As a result, consolidated sales reached 8,659 million yen, rising 25.8% from the same month of the previous year.

* - Fullcast Advance Co., Ltd. (Former: Nihon Sogo Security Guard Co., Ltd.) was made a wholly owned subsidiary in May 2006. [Other Business]
- Fullcast Marketing Co., Ltd. (Former: Exe Outsourcing Corp.) was made a wholly owned subsidiary in June 2006. [Office Business]
- Info-P Co., Ltd. was made a wholly owned subsidiary in May 2007. [Other Business]

Note: Sales figures have not been audited, and may differ from those shown in the year-end financial result summaries.

###

June 11, 2007

Company name:	Fullcast Co., Ltd.
Chairman and Chief Executive Officer:	Takehito Hirano

(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
(ADR information: Symbol: FULCY, CUSIP: 35968P100)

Contact:	Yasushi Kamiguchi, Managing Director and Chief Administrative Officer Shingo Tsukahara, Executive Officer and General Manager of Finance and Investor Relations
Telephone:	+81-3-3780-9507

For Immediate Release:

Notice on Postponement of Shift to Holding Company Structure

Fullcast Co., Ltd. announced today that a meeting of the Board of Directors held on June 11, 2007 decided to postpone the shift to a pure holding company structure.

Details

Reason for Postponing Shift to a Holding Company Structure

Fullcast Co., Ltd. decided to prepare for the shift to a pure holding company structure on October 1, 2007 at a meeting of the Board of Directors held on March 12, 2007, and has since been examining the shift.

On March 27, 2007, however, Fullcast Co., Ltd. received an order to improve its labor dispatch business from the Tokyo Labour Bureau. Since then, it has been undertaking efforts throughout the Company to improve its internal systems.

Given these circumstances, Fullcast Co., Ltd. has determined to postpone the shift to a pure holding company structure based on the judgment that top priority should be placed on bolstering compliance and on completing a system to appropriately manage the labor dispatch business, to prevent a recurrence of violations of laws and regulations.

The schedule etc. for the postponement is yet to be determined. We will consider the schedule etc. and will communicate details as soon as they are determined.

###

Purchasing Condition Report of Treasury Stock

June 8, 2007
Fullcast Co., Ltd.

Type of share Common share

1. Acquisition

(1) Acquisition by resolution of a general meeting of shareholders

No applicable item

(2) Acquisition by resolution of a meeting of the Board of Directors

As of May 31, 2007

Category	Number of shares (shares)		Total price (yen)
Acquisition by resolution of a meeting of the Board of Directors on December 21, 2006 (Period of acquisition: December 22, 2006 to September 30, 2007)		10,000	3,000,000,000
Treasury stocks acquired in the reporting month (date of acquisition)	—	—	—
Total	—	—	—
Total treasury stocks acquired as of the end of the reporting month		4,571	1,284,533,000
Progress in acquisition of treasury stocks (%)		45.7	42.8

2. Processing

As of May 31, 2007

Category	Number of shares disposed of in a reporting month (shares)		Total amount of disposal (yen)
Acquired treasury stocks for which subscribers were sought	(Date of disposal) — Month / — Day	—	—
Total	—	—	—
Acquired treasury stocks that were retired	(Date of retirement) — Month / — Day	—	—
Total	—	—	—
Acquired treasury stocks transferred in relation to mergers, stock swaps and corporate divestures	(Date of transfer) May 1	2,477	544,940,000
Total	—	2,477	544,940,000
Other (—)	(Date of disposal) — Month / — Day	—	—
Total	—	—	—
Grand Total		2,477	544,940,000

(Note) Common shares of the Company were allotted and delivered when info-P Co., Ltd. became a wholly owned subsidiary on May 1, 2007 through a stock swap.

3. Holdings

As of May 31, 2007

Holdings as of the end of the reporting month	Number of shares (shares)
Total number of shares outstanding	275,964
Number of treasury stocks held	11,100

END